

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

   Re: **Eni SpA**
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Filed June 21, 2006
     File No. 001-14090

Dear Mr. Mangiagalli:

   We have reviewed your filing, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. Please include page numbers throughout all filings to expedite communications.

Operating and Financial Review and Prospects

Recent Developments

Cancellation of the Dación Oil Field Contract on Part of the Venezuelan State Oil Company

2.   You state that, "Based on internal and external independent evaluation, [you are] confident that a fair market compensation will not be lower than the book value of the Dación related assets." From this disclosure, it appears you have evaluated and concluded upon the likelihood of recovery, but no further disclosure is made to explain such evaluation and conclusion. Additionally, tell us the factors and items you considered in determining that the amount of compensation you expect to receive will be at least equal to the book value of the Dación assets, and revise the disclosure to include the total book value of the Dación assets as of December 31, 2005. Refer to IAS 37 for additional guidance.

Effects of the Adoption of IFRS

3.   We note you have provided a reconciliation from Italian GAAP to IFRS of your balance sheet, shareholders' equity and profit and loss accounts, as of and for the year ended December 31, 2004. Within the reconciliations, you include a column with a heading of "Exclusion of Joint Venture." Revise your disclosure to explain what this column represents. If the column represents the effects of the inclusion of Saipem SpA in your consolidation, clearly describe that in the disclosure, and tell us why the adjustments reduce your historical amounts.

On a related point, tell us why you positioned the reconciliation of Italian GAAP to IFRS immediately following the report from your independent registered public accounting firm. As presented, it is unclear whether the reconciliations are included within the scope of the auditing procedures performed by your independent registered public accountants.

4.   As you previously presented a cash flow statement calculated in accordance with Italian GAAP, revise your disclosures to provide an explanation of the material adjustments to your cash flow statements from Italian GAAP to IFRS, as required by paragraph 40 of IFRS 1, or tell us why you believe such explanation is not required.

Financial Statements

Statement of Cash Flows

5.   We note you present a line item titled "Effect of change in consolidation area," below the subtotal of net cash used in financing activities. Tell us what is included within this line item and, given the guidance in paragraphs 10 and 11 of IAS 7, why you believe it is appropriate to present such item outside of the classifications of operating, investing or financing activities.

Principles of Consolidation

Interests in Companies Included in the Scope of Consolidation

6.   In Exhibit 8 of your document, you provide a listing of your fully consolidated subsidiaries for the year 2005. We noted several subsidiaries listed in which you own less than 50% interest. Revise your disclosure to explain the nature of the relationship between you and your subsidiaries, and why you are consolidating such subsidiaries without owning a majority interest. We note such disclosure for Saipem SpA, immediately following the report from your independent registered public accountants; however, there does not appear to be such disclosure for the remaining subsidiaries listed in Exhibit 8.

        Also, provide similar disclosure for entities in which you have greater than 50% ownership interest, which are not consolidated, and are accounted for using the equity method as identified in Note 10.

Property, Plant and Equipment

7.   You indicate that your tangible assets include investment properties. However, we could not locate any further discussion of these properties in your document. Revise your discussion to provide the applicable disclosures required by paragraphs 74 to 79 of IAS 40, or tell us why you believe such disclosures are not required.

8.   You explain that assets carried under financing leases are included in tangible assets with a corresponding entry to financial payables. As you are a party to finance leases, revise your discussion to provide the disclosures required by paragraph 47 of IAS 17, or tell us why you believe such disclosures are not required.

9.   You state that your tangible assets are depreciated "systematically over the duration of their useful life." Revise your discussion to provide the method by which you systematically depreciate the tangible assets, as required by paragraph 73(b) of IAS 16, or tell to us where such disclosure can be found.

Grants

10.   Revise your discussion to provide the disclosures required by paragraph 39 of
        IAS 20, or tell us why you believe such disclosures are not required.

Oil and Gas Activities

11.   You explain that the depreciation rates on oil and gas assets, using the UOP rate,
        are determined from the ratio of hydrocarbons extracted during the year and
        proved reserves existing at year end, increased by the amounts extracted during
        the year. This ratio appears to calculate a depreciation rate using information
        available at the end of the year, which you then apply to the depreciable amounts
        throughout that year (e.g., rate calculated as of the end of 2005 is used to calculate
        depreciation expense for the year ended 2005). If so, this policy of determining
        the depreciation rates on oil and gas assets appears to be inconsistent with the
        guidance in IAS 16, paragraph 61, and IAS 8, paragraphs 32 to 39, which explain
        that such a change in accounting estimate should be applied prospectively. If
        necessary, revise your accounting policy and related financial statement amounts
        to comply with the guidance above.

Recent Accounting Principles

12.   Revise your disclosure to provide a discussion of IFRS 6, and the anticipated
        effects of adoption, or tell us why you believe such disclosure is not necessary.

Note 23 – Shareholders' Equity

Reconciliation of Statutory Net Profit and Shareholders' Equity to Consolidated Net
Profit and Shareholders' Equity

13.   This reconciliation appears to present similar information provided in your
        reconciliations of Italian GAAP to IFRS presented at the beginning of your
        financial statements (immediately following the report from your independent
        registered public accountants). Tell us why you included this reconciliation
        within this footnote, and why the amounts appear to differ with those provided in
        the earlier reconciliations of Italian GAAP to IFRS.

Note 24 – Guarantees, Commitments and Risks

14.   The amounts provided in the discussion supporting the table do not appear to
        agree with the amounts provided in the table. For example, in the sentence
        immediately preceding the table, you state that guarantees at December 31, 2004,

were Euro 12,667 million, while the amount reported in the table is Euro 10,689 million. We note a similar discrepancy between the amounts related to consolidated companies for 2004. Revise your discussion and related table to present consistent amounts.

Note 26 – Operating Expenses

Purchases, Services and Other

15.   As you are a party to operating leases, expand your discussion to provide the disclosures required by paragraph 35 of IAS 17, or tell us why you believe such disclosures are not required.

Note 31 – Information by Industry Segment and Geographic Financial Information

16.   Revise your disclosure to provide a reconciliation of segment assets and liabilities to entity assets and liabilities, as required by paragraph 67 of IAS 14, or explain to us why you believe such reconciliations are not required.

Note 33 – Adjustment of the Consolidated Financial Statements to U.S. GAAP

Summary of Significant Differences Between IFRS and U.S. GAAP

A) Consolidation Policy

17.   You explain that under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method and, because you do not hold a majority of the voting interest in Saipem SpA (43.26%), you accounted for such investment using the equity method. Tell us whether you evaluated your investment in Saipem SpA considering the U.S. GAAP consolidation guidance provided in FIN 46(R) and, if so, what conclusion you reached and how your conclusion is supported within such guidance.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                             Sincerely,

                             Karl Hiller
                             Branch Chief